__________________________________________________________

STOCK PURCHASE AGREEMENT

 __________________________________________________________

 BY AND AMONG

 HOME SOLUTIONS OF AMERICA, INC.,

RAM HOME WARRANTY HOLDING CORP.,

 JOHN MAZURKIEWITZ ,

 AND

 MELINDA  MAZURKIEWITZ

 __________________________________________________________

FOR THE ACQUISITION OF
 100% OF THE OUTSTANDING STOCK
OF
REHAK ASSOCIATES MOBILE SERVICES, INC.
D/B/A RAM HOME WARRANTY
AND
RAMSPEC, INC.

__________________________________________________________

Execution/Effective Date:  July 1, 2004

Closing Date:  _________ ___, 2004

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "Agreement") is entered into and effective as of July 1, 2004 (the "Effective Date"), by and among Home Solutions of America, Inc., a Delaware corporation ("HSOA"), RAM Home Warranty Holding Corp., a California corporation and wholly-owned subsidiary of HSOA ("BUYER"), John Mazurkiewitz, an individual residing in the State of California ("Mazurkiewitz"), Melinda Mazurkiewitz, an individual residing in the State of California, and Watch Tower Bible & Tract Society of Pennsylvania, Inc. ("Watch Tower") (collectively, Mazurkiewitz, Melinda Mazurkiewitz, and Watch Tower shall be referred to individually as a "SELLER", and together as "SELLERS").  HSOA, BUYER, and SELLERS are referred to herein individually as a "Party" and collectively as the "Parties."

WITNESSETH:

            WHEREAS, Rehak Associates Mobile Services, Inc. d/b/a RAM Home Warranty, a California corporation ("TARGET1") and RamSpec, Inc., a California corporation ("TARGET2") (together, the "TARGETS") are currently engaged in the business of marketing and providing home warranty insurance policies and services related thereto to residential customers;

WHEREAS, SELLERS collectively own 100% of the outstanding capital stock of each of TARGET1 and TARGET2; and

            WHEREAS, SELLERS desire for TARGET1 and TARGET2 to become wholly-owned subsidiaries of BUYER, through the sale by the SELLERS to BUYER of 100% of the outstanding stock of each of TARGET1 and TARGET2, and BUYER desires to so acquire the TARGETS as its subsidiaries, in exchange for cash and a promissory note to be paid to SELLERS.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual undertakings and covenants herein, and for such other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

THE STOCK PURCHASE

1.1              The Stock Purchase.  At the Closing (defined below), subject to the terms and conditions hereof and in reliance on the representations and warranties made pursuant hereto, SELLERS shall transfer to BUYER, and BUYER shall purchase from SELLERS, the following securities:

(a)        40,740 shares of common stock, $1.00 par value per share, of TARGET1 (the "TARGET1 Shares"), constituting 100% of the outstanding capital stock of TARGET1; and

(b)        10,000 shares of common stock, $1.00 par value per share, of TARGET2 (the "TARGET2 Shares"), constituting 100% of the outstanding capital stock of TARGET2.  For purposes of this Agreement, the TARGET1 Shares and TARGET2 Shares shall be referred to herein collectively as the "TARGET Shares".

1.2              Consideration.  In consideration for BUYER's purchase of the TARGET Shares, HSOA and/or BUYER shall issue the SELLERS the following consideration:

(a)        an amount in cash (meaning certified check or wire transfer of immediately available funds) equal to $7,000,000 plus any cash and/or marketable securities in TARGETS' bank or brokerage accounts in excess of $4,500,000 in the aggregate on the Closing Date (subject to adjustment pursuant to Section 2.1(g) below) (the "Cash Portion"); and

(b)        a promissory note issued by BUYER to SELLERS, in the form attached hereto as Exhibit A (the "Note"), in the original principal amount of $3,000,000, payable in equal quarterly installments over 36 months accruing interest at a rate of 5% per annum, and secured by a letter of credit under the terms set forth in Section 1.3(b)(ii), which letter of credit is subject to the prior written approval of the SELLERS, which approval shall not be unreasonably withheld.  The first payment shall be due on the 91st day after Closing.

The aggregate consideration to be paid to the SELLERS pursuant to this Section 1.2 shall be allocated among the SELLERS as directed by Mazurkiewitz in writing to BUYER, and BUYER and HSOA shall be indemnified and held harmless by SELLERS for relying on such allocation in distributing the aggregate consideration.

1.3              The Closing.  The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of TARGETS in Riverside County, California, at 10:00 a.m. local time, within 5 business days following the satisfaction or waiver of all of the conditions to Closing set forth in Article II, or on such other date or such other time as mutually agreed upon by the Parties (the "Closing Date").

                        (a)        Deliveries by SELLERS to BUYER.  At the Closing, SELLERS shall deliver to BUYER or HSOA:

(i)         stock certificates representing the Target Shares, together with executed stock powers therefor, and the minute books and all original organization documents for TARGET1 and TARGET2;

(ii)        a certificate, executed by SELLERS as of the Closing Date, certifying that the conditions specified in Section 2.1 and all covenants, obligations, representations, warranties, and agreements of SELLERS required by this Agreement have been satisfied as of the Closing.  Such certificate shall be in substantially the form attached hereto as Exhibit C;

(iii)               any and all consents required to be obtained by the SELLERS from third parties, including from any Governmental Authority (defined in Article VIII), in order to transfer the Target Shares to BUYER in accordance with this Agreement;

(iv)              a certificate of good standing for each of the TARGETS in the State of California and in each additional jurisdiction in which the TARGETS operate; and

(v)                such other documents or instruments as are required to be delivered by SELLERS at the Closing pursuant to the terms hereof or that BUYER or HSOA reasonably requests prior to the Closing Date to effect the transactions contemplated hereby.

                        (b)        Deliveries by BUYER or HSOA to SELLERS.   At the Closing, BUYER, or HSOA, as applicable, shall deliver to SELLERS:

(i)                  the Cash Portion and the Note;

(ii)                the letter of credit pursuant to Section 1.2(b) containing the terms and from a qualifying bank as described in Exhibit B.

(iii)               a certificate, signed by an authorized officer of BUYER and HSOA on behalf of each such entity, dated as of the Closing Date, certifying that the conditions specified in Section 2.2 and all covenants, obligations, representations, warranties, and agreements of such entity required by this Agreement have been satisfied as of the Closing.  Such certificate shall be in substantially the form attached hereto as Exhibit D;

(iv)              copies of the consents of the Boards of Directors of BUYER and HSOA to purchase the TARGET Shares;

(v)                certificates of good standing for BUYER and HSOA from the States of California and Delaware, respectively;

(vi)              evidence of approval by the California Department of Insurance of Buyer and HSOA; and

(vii)             such other documents or instruments as are required to be delivered by BUYER or HSOA at the Closing pursuant to the terms hereof or that the SELLERS reasonably request prior to the Closing Date to effect the transactions contemplated hereby.

ARTICLE II
CONDITIONS PRECEDENT TO CLOSING

2.1              Conditions to the Obligations of BUYER and HSOA to Close.  The obligation of BUYER and HSOA to purchase the TARGET Shares and/or to take the other actions required of BUYER or HSOA at the Closing, as the case may be, is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by BUYER or HSOA in whole or in part):

                        (a)        Accuracy of Representations.  Each of the representations and warranties of SELLERS in this Agreement shall have been accurate in all respects as of the Effective Date, and shall be accurate in all respects as of the time of the Closing as if then made.

                        (b)        SELLERS' Performance.  Each of the covenants and obligations that SELLERS is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all respects.

                        (c)        Delivery of Documents.  Each of the documents for which delivery is required pursuant to Section 1.3(a) of this Agreement shall have been properly executed and delivered to BUYER at or prior to the Closing.

(d)               Cash Requirement.  TARGETS shall have aggregate cash and marketable securities, excluding petty cash on hand ("Total Cash"), of at least $4,500,000 on the Closing Date  In the event that the Total Cash is less than the  amount set forth above, BUYER may, at its option, proceed with Closing, but the Cash Portion shall be reduced on a dollar-for-dollar basis for such  shortfall.  In the event that Total Cash is greater than the amount set forth above, the Cash Portion shall be increased on a dollar-for-dollar basis.

(e)                No Proceedings; No Conflict.  Since the Effective Date, there shall not have been commenced or threatened against SELLERS, BUYER, or HSOA, any Proceeding (as defined in Article VIII) relating to the transactions contemplated by this Agreement or that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with any of such transactions.  Neither the consummation nor the performance of any of the transactions contemplated by this Agreement will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of or cause BUYER or HSOA to suffer any adverse consequence under any applicable law, regulation, injunction, writ, or order.

(f)                 Due Diligence; Minimum Net Cash Flow.  BUYER and HSOA have been given full access and investigation to the personnel, properties, contracts, minute books, books and records (including, without limitation, any and all financial information), and all other documents and data described in Article III of this Agreement, in accordance with the terms of Section 5.1(a), to BUYER's and HSOA's satisfaction, as determined by BUYER and HSOA in their sole discretion.  SELLERS shall have verified to BUYER, to the BUYER's reasonable satisfaction, that the TARGETS have generated aggregate net cash flow of at least $1,700,000 for the year ended December 31, 2003 (as adjusted for owner compensation and non-essential expenses reasonably agreed upon by Mazurkiewitz and HSOA).

(g)                Financing.  Approval of financing required by BUYER and/or HSOA to consummate the purchase of the TARGET Shares on terms and conditions satisfactory to the BUYER and HSOA.

(h)                Employment Agreement.  HSOA and BUYER shall have executed an Executive Employment Agreement in the form attached hereto as Exhibit E;

(i)                  Consents and Approvals.  All licenses, permits, consents, approvals, and authorizations of all third parties shall have been obtained that are necessary, in the reasonable opinion of counsel to BUYER and HSOA, in connection with (i) the execution and delivery by SELLERS of this Agreement, (ii) the consummation by SELLERS of the transactions contemplated hereby, and (iii) the ownership of the TARGET Shares and operation of the TARGETS by BUYER after the Closing Date.

(j)                 Accounts Payable.  On the Closing Date, all accounts payable and other current liabilities of the TARGETS shall have an aging consistent with the Ordinary Course of Business (defined in Article VIII) of the TARGETS.

            2.2       Conditions to the Obligations of SELLERS to Close.  The obligation of SELLERS to sell the TARGET Shares and/or to take the other actions required of SELLERS at the Closing, as the case may be, is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by SELLERS in whole or in part):

                        (a)        Accuracy of Representations.  Each of BUYER's and HSOA's representations and warranties in this Agreement shall have been accurate in all respects as of the Effective Date, and shall be accurate in all respects as of the time of the Closing as if then made.

                        (b)        BUYER's Performance.  Each of the covenants and obligations that BUYER or HSOA is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all respects.

                        (c)        Delivery of Documents.  Each of the documents and other items for which delivery is required pursuant to Section 1.3(b) of this Agreement shall have been properly executed and delivered to SELLERS at or prior to the Closing.

                        (d)        No Proceedings; No Conflict.  Since the Effective Date, there shall not have been commenced or threatened against any of SELLERS, BUYER, or HSOA, any Proceeding relating to the transactions contemplated by this Agreement or that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with any of such transactions.  Neither the consummation nor the performance of any of the transactions contemplated by this Agreement will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of or cause SELLERS to suffer any adverse consequence under any applicable law, regulation, injunction, writ, or order.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the SELLERS Disclosure Schedule attached hereto (which schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III, and the disclosures in any paragraph of the SELLERS Disclosure Schedule shall qualify only the corresponding paragraph in this Article III, the "SELLERS Disclosure Schedule"), the SELLERS hereby represent and warrant to BUYER and HSOA, jointly and severally (except for Watch Tower, which is making no representations and warranties as a "SELLER" under this Article III), as of the Effective Date and the Closing Date (which representations and warranties shall survive the Closing to the extent provided in Section 7.3 hereof), as follows:

3.1              Organization, Qualification and Corporate Power.  Each of the TARGETS is a corporation duly organized, validly existing and in good standing under the laws of the State of California.  Each of the TARGETS is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect (as defined in Article VIII) on the business, business prospects, assets, results of operations or financial condition of any of the TARGETS.  Each of the TARGETS has all requisite power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.  SELLERS have furnished to HSOA true and complete copies of each of the TARGETS' organizational documents, each as amended and as in effect on the date hereof.  On the Closing Date, none of the TARGETS is in default under or in violation of any provision of its organizational documents.

3.2              Capitalization

(a)        On the Closing Date, the capitalization of TARGET1 consists of 100,000 authorized shares of common stock, $1.00 par value per share, of which 40,740 shares of common stock are outstanding, all of which are owned by the SELLERS.  On the Closing Date, the capitalization of TARGET2 consists of 10,000 authorized shares of common stock, $1.00 par value per share, of which 10,000 shares of common stock are outstanding, all of which are owned by the SELLERS.  All of the issued and outstanding TARGET Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.  There are no outstanding or authorized options, warrants, rights, agreements or commitments to which any of the TARGETS is a party or which are binding upon any of the TARGETS providing for the issuance, disposition or acquisition of any equity in any of the TARGETS.  There are no agreements, voting trusts, proxies, or understandings with respect to the voting, or registration under the Securities Act of 1933, as amended (the "Securities Act"), of any TARGET Shares.  All of the issued and outstanding TARGET Shares were issued in compliance with applicable federal and state securities laws.

(b)        Other than the TARGET Shares, there are no equity securities of any class of any of the TARGETS or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding.  There are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which any of the TARGETS or the SELLERS is a party or by which it is bound obligating any of the TARGETS or the SELLERS to issue, deliver or sell, or cause to be issued, delivered or sold, existing or additional securities of any of the TARGETS or obligating any of the TARGETS to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement, including as a result of the transaction contemplated by this Agreement.

3.3              Good Title to TARGET Shares.  SELLERS own beneficially and of record, and have good and indefeasible title to, the TARGET Shares, free of all Security Interests (defined in Article VIII), pledges, charges, liens, or encumbrances of any kind.  SELLERS did not acquire any of the TARGET Shares in violation of any preemptive right of any Person (as defined in Article VIII).

3.4              [Not used.]

3.5             Capacity of SELLERS.  Each of the SELLERS has full legal power and capacity to execute, deliver, and perform this Agreement.  This Agreement has been duly and validly executed and delivered by each of the SELLERS and constitutes his and her valid and binding obligation, enforceable in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization, and similar laws affecting the rights and remedies of creditors generally and to the application of general equitable principles and judicial discretion.

3.6              Noncontravention.  Except as disclosed on Section 3.6 of the SELLERS Disclosure Schedule, neither the execution and delivery of this Agreement by the SELLERS, nor the consummation of the transactions contemplated hereby, will (a) conflict with or violate any provision of the organizational documents of any of the TARGETS, (b) require on the part of any of the TARGETS any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or Governmental Authority (as defined in Article VIII), (c)  conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest or other arrangement to which any of the TARGETS or SELLERS is a party or by which any of the TARGETS is bound or to which any of its assets is subject, (d) result in the imposition of any Security Interest upon any assets of any of the TARGETS or SELLERS, or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to any of the TARGETS or SELLERS or any of their or his properties or assets.

3.7               No Subsidiaries.  There is no corporation, partnership, or other business enterprise in which any of the TARGETS has any direct or indirect equity interest.

3.8              Financial Statements.  SELLERS have provided to HSOA with the unaudited balance sheets and statements of income, changes in partnership capital and cash flows for each of the TARGETS as of and for the year ended December 31, 2003, and as of and for the three-month period ended March 31, 2004 (the balance sheets included therein and dated as of March 31, 2004, being referred to herein as (the "Most Recent Balance Sheets").  Such financial statements (collectively, the "Financial Statements") have been prepared in accordance with the California Department of Insurance accounting standards for TARGET1 and GAAP for TARGET2, applied on a consistent basis throughout the periods covered thereby, fairly present the financial condition, results of operations and cash flows of each of the TARGETS as of the respective dates thereof and for the periods referred to therein and are consistent with the books and records of the TARGETS.  None of the TARGETS has ever retained an independent accounting firm to conduct an audit of its financial statements.

3.9              Internal Accounting Controls.  Each of the TARGETS (a) keeps books, records, and accounts that accurately, fairly, and in reasonable detail reflect its assets and transactions, and (b) maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are accurately and promptly recorded to permit the preparation of its financial statements, (ii) transactions are executed in accordance with management's specific or general authorizations, and (iii) access to its assets is permitted only in accordance with management's general or specific authorization.

3.10           Undisclosed Liabilities.  None of the TARGETS has any  liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due, including without limitation any liability for taxes and interest, penalties, and other charges payable with respect to any such liability or obligation), except for (a) liabilities shown on the Most Recent Balance Sheets, (b) liabilities which have arisen since the Most Recent Balance Sheets in the Ordinary Course of Business (as defined in Article VIII) and not in excess of $50,000 in the aggregate or $5,000 individually and (c) contractual liabilities incurred in the Ordinary Course of Business that are not required by the California Department of Insurance accounting standards as to TARGET1 nor GAAP as to TARGET2 to be reflected on a balance sheet and are disclosed on Section 3.10 of the SELLERS Disclosure Schedule.

3.11          Absence of Certain Changes.  Except as provided for or contemplated in this Agreement, or disclosed on Section 3.11 of the SELLERS Disclosure Schedule, since January 1, 2004, with respect to any of the TARGETS, there has not been:

(a)        any transaction not in the Ordinary Course of Business that has had or could have a Material Adverse Effect;

(b)        any change in the business, property, assets, liabilities (whether absolute, accrued, contingent, or otherwise), operations, liquidity, income, condition (financial or otherwise), prospects, or net worth of any of the TARGETS that has had or could have a Material Adverse Effect;

(c)        distributions of any assets of any kind to the SELLERS, or a redemption, or agreement or authorization to redeem any TARGET Shares;

(d)        to the SELLERS' Knowledge, any damage, destruction, or loss, extraordinary or otherwise and whether or not covered by insurance, that has had or could have a Material Adverse Effect;

(e)        any amendment permitted or made with regard to any material contract, license, or agreement to which any of the TARGETS is a party;

(f)         any acquisition or disposition by any of the TARGETS of any property or asset, whether real or personal, having a fair market value in an amount greater than $10,000;

(g)        any mortgage, pledge, or subjection to lien, charge, or encumbrance of any kind or on any of the respective properties or assets of any of the TARGETS;

(h)        any increase in, or commitment to increase, the compensation payable or to become payable to any officer, director, employee, or agent of any of the TARGETS, or any bonus payment or similar arrangement made to or with any of such officers, directors, employees, or agents, other than those annual increases disclosed by SELLERS in writing to HSOA;

(i)         any incurrence of, guarantee of, assumption of, or taking any property subject to, any liability;

(j)         any adoption of a plan or agreement or amendment to any plan or agreement providing any new or additional benefits for officers, directors, or employees;

(k)        any material alteration in the manner of keeping the books, accounts, or records of any of the TARGETS, or in the accounting practices therein reflected;

(l)         any release or discharge of any obligation or liability of any Person to any of the TARGETS of any nature whatsoever;

(m)       any delay by any of the TARGETS in paying any debt, charge, or amount owed by it in excess of 30 days past the date such amount was due;

(n)        any increase or decrease of (i) any amounts charged for services rendered or products sold by any of the TARGETS; or (ii) inventory ordered;

(o)        to the SELLERS' Knowledge, any facts or circumstances that may reasonably result in the loss of customers, suppliers, or vendors, including without limitation, any notices, statements, or circumstances indicating that any customer, supplier, or vendor has or will terminate or alter its business relationship with any of the TARGETS;

(p)        any loan to any officer, partner, or any Affiliate (as defined in Article VIII) thereof;

(q)        to the SELLERS' Knowledge, any other event or condition of any character which has had or could have a Material Adverse Effect; or

(r)        any agreement or authorization to do any of the above.

3.12      Tax Matters.

(a)                Each of the TARGETS has filed all Tax Returns (as defined below) that it was required to file prior to the date of this Agreement and all such Tax Returns were correct and complete in all material respects.  Each of the TARGETS has paid all Taxes (as defined below) that are shown to be due on any such Tax Returns.  The unpaid Taxes of any of the TARGETS for tax periods through the date of the Most Recent Balance Sheets do not exceed the accruals and reserves for Taxes set forth on the Most Recent Balance Sheets.  None of the TARGETS has any actual or potential liability for any Tax obligation of any taxpayer (including without limitation any affiliated group of corporations or other entities that included any of the TARGETS during a prior period) other than such TARGET.  All Taxes that either any of the TARGETS is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority.  For purposes of this Agreement, "Taxes" means all taxes, charges, fees, levies or other similar assessments or liabilities, including without limitation income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, payroll and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.  For purposes of this Agreement, "Tax Returns" means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

(b)               SELLERS have delivered to HSOA correct and complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by each of the TARGETS since January 1, 2000.  None of the federal income Tax Returns of any of the TARGETS or SELLERS have ever been audited by the Internal Revenue Service.  No examination or audit of any Tax Returns of any of the TARGETS or SELLERS by any Governmental Authority is currently in progress or, to the Knowledge (as defined in Article VIII) of the SELLERS, threatened or contemplated.  None of the TARGETS has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a tax assessment or deficiency.

3.13          Assets.  Each of the TARGETS owns or leases all tangible assets necessary and sufficient for the conduct of its businesses as presently conducted and as presently proposed to be conducted.  Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.  No asset of any of the TARGETS (tangible or intangible) is subject to any Security Interest, except as disclosed on Section 3.13 of the SELLERS Disclosure Schedule.

3.14          Real Property.  None of the TARGETS owns any real property.

3.15          Intellectual Property.

(a)                Each of the TARGETS owns or has the right to use all Intellectual Property (as defined below) necessary for, or used in, the operation of its business as presently conducted (the "TARGET Intellectual Property"). Each item of TARGET Intellectual Property will continue to be owned or available for use by the applicable TARGET on and after the Closing Date. Each of the TARGETS has taken all reasonable measures to protect the proprietary nature of each item of TARGET Intellectual Property, and to maintain in confidence all trade secrets and confidential information that it owns or uses, including, without limitation, maintaining all registrations and paying all fees associated therewith. To the Knowledge of the SELLERS, (a) no other Person has any rights to any TARGET Intellectual Property owned by any of the TARGETS, and (b) no other Person is infringing, violating or misappropriating any TARGET Intellectual Property. SELLERS have made available to HSOA complete and accurate copies of all written documentation relating to claims or disputes known to any of them concerning any item of TARGET Intellectual Property. For purposes of this Agreement, "Intellectual Property" means all (i) patents and patent applications, (ii) copyrights and registrations thereof, (iii) mask works and registrations and applications for registration thereof, (iv) computer software, data and documentation, (v) trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice, know‑how, manufacturing and production processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (vi) trademarks, service marks, trade names and applications and registrations therefor and (vii) other proprietary rights relating to any of the foregoing. Section 3.15(a) of the SELLERS Disclosure Schedule lists each patent, patent application, copyright registration or application therefor, and trademark or service mark registration or application therefor of any of the TARGETS.

(b)               None of the activities or business presently conducted by any of the TARGETS infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any Person.  None of the TARGETS has received any complaint, claim or notice alleging any such infringement, violation or misappropriation, and no such claim has been threatened by any third party.

(c)                Section 3.15(c) of the SELLERS Disclosure Schedule identifies each license or other agreement (or type of license or other agreement) pursuant to which any of the TARGETS has licensed, distributed or otherwise granted any rights to any third party with respect to, any of the TARGET Intellectual Property.

(d)               Section 3.15(d) of the SELLERS Disclosure Schedule identifies each item of TARGET Intellectual Property that is owned by a party other than any of the TARGETS, and the license or agreement pursuant to which a TARGET uses it (excluding off‑the‑shelf software programs licensed by such TARGET pursuant to "shrink wrap" licenses).

3.16          Inventory.  All inventory of each of the TARGETS, whether or not reflected on the Most Recent Balance Sheets, consists of a quality and quantity that are useable and saleable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the Most Recent Balance Sheets.  The quantities of each type of inventory, whether raw materials, work-in-process or finished goods, are not excessive in the present circumstances of any of the TARGETS.  Section 3.16 of the SELLERS Disclosure Schedule lists each of the TARGETS' work in process (identified by project), the percentage of completion of each such project, costs incurred to date, estimated gross profit, and total contract price with respect to each such project.

3.17          Real Property Leases.  Section 3.17 of the SELLERS Disclosure Schedule lists and describes briefly all real property leased or subleased to any of the TARGETS and lists the term of any such lease, any extension and expansion options, and the rent payable thereunder.  SELLERS have delivered to HSOA correct and complete copies of the leases and subleases (as amended to date) listed in Section 3.17 of the SELLERS Disclosure Schedule.  With respect to each lease and sublease listed in Section 3.17 of the SELLERS Disclosure Schedule:

(a)                the lease or sublease is legal, valid, binding, enforceable and in full force and effect;

(b)               the lease or sublease will continue to be legal, valid, binding, enforceable and in full force and effect on and immediately following the Closing Date in accordance with the terms thereof as in effect prior to the Closing Date;

(c)                no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(d)               there are no disputes, oral agreements or forbearance programs in effect as to the lease or sublease;

(e)                None of the TARGETS has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold;

(f)                 all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities; and

(g)                to the Knowledge of the SELLERS, the owner of the facility leased or subleased has good and clear record and marketable title to the parcel of real property, free and clear of any Security Interest, easement, covenant or other restriction, except for recorded easements, covenants, and other restrictions that do not impair the intended uses, occupancy or value of the property subject thereto.

3.18          Contracts.  Section 3.18 of the SELLERS Disclosure Schedule lists the following written arrangements (including without limitation written agreements) to which any of the TARGETS is a party:

(a)                any written arrangement (or group of related written arrangements) for the lease of personal property from or to third parties providing for lease payments in excess of $15,000 per annum;

(b)               any written arrangement (or group of related written arrangements) for the purchase or sale of raw materials, commodities, supplies, products or other personal property or for the furnishing or receipt of services (i) which calls for performance over a period of more than one year, (ii) which involves more than the sum of $15,000, or (iii) in which any of the TARGETS (A) has granted manufacturing rights, (B) has granted "most favored nation" pricing provisions or exclusive marketing or distribution rights relating to any products or territory, (C) has agreed to purchase a minimum quantity of goods or services, or (D) has agreed to purchase goods or services exclusively from a certain party;

(c)                any written arrangement establishing a partnership or joint venture;

(d)               any written arrangement (or group of related written arrangements) under which it has created, incurred, assumed, or guaranteed (or may create, incur, assume, or guarantee) indebtedness (including capitalized lease obligations) involving more than $15,000 or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(e)                any written arrangement concerning confidentiality or noncompetition;

(f)                 any written arrangement involving SELLERS or any of their Affiliates;

(g)                any written arrangement under which the consequences of a default or termination, taken as a whole, could have a Material Adverse Effect on the assets, business, financial condition, results of operations or future prospects of any of the TARGETS; and

(h)                any other written arrangement (or group of related written arrangements) currently in existence or which any provisions thereof are currently binding on any of the TARGETS either (x) involving more than $15,000 or (y) not entered into in the Ordinary Course of Business.

            SELLERS have delivered to HSOA a correct and complete copy of each written arrangement (as amended to date) listed in Section 3.18 of the SELLERS Disclosure Schedule. With respect to each written arrangement so listed:  (i) the written arrangement is legal, valid, binding and enforceable and in full force and effect; (ii) the written arrangement will continue to be legal, valid, binding and enforceable and in full force and effect on and immediately following the Closing Date in accordance with the terms thereof as in effect prior to the Closing Date, subject to obtaining any consents required by such arrangement that are listed on Section 3.6 of the SELLERS Disclosure Schedule; and (iii) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration, under the written arrangement.  None of the TARGETS is a party to any oral contract, agreement or other arrangement that, if reduced to written form, would be required to be listed in Section 3.18 of the SELLERS Disclosure Schedule under the terms of this Section 3.18.

3.19          Accounts Receivable.  All accounts receivable of each of the TARGETS reflected on the Most Recent Balance Sheets are valid receivables subject to no setoffs or counterclaims and are current and collectible (within 60 days after the date on which it first became due and payable), net of the applicable reserves for bad debts on the Most Recent Balance Sheets.  All accounts receivable reflected in the financial or accounting records of the TARGETS that have arisen since the Most Recent Balance Sheets are valid receivables subject to no setoffs or counterclaims and are collectible, net of a reserve for bad debts in an amount proportionate to the reserve shown on the Most Recent Balance Sheets.  Section 3.19 of the SELLERS Disclosure Schedule lists an aging schedule of all accounts receivable.

3.20          Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of any of the TARGETS.

3.21          Insurance.  Section 3.21 of the SELLERS Disclosure Schedule sets forth the name of the insurer, the name of the policyholder, the name of each covered insured, and the policy number, period of coverage, amount of insurance, and annual premium in respect of each such policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which any of the TARGETS has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years.  (i) Each such insurance policy is enforceable and in full force and effect; (ii) such policy will continue to be enforceable and in full force and effect on and immediately following the Closing Date in accordance with the terms thereof as in effect prior to the Closing Date, subject to obtaining any consents required pursuant to such policy that are listed on Section 3.6 of the SELLERS Disclosure Schedule; (iii) none of the TARGETS is in breach or default (including with respect to the payment of premiums or the giving of notices) under such policy, and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default or permit termination, modification or acceleration, under such policy; and (iv) none of the TARGETS has received any notice from the insurer disclaiming coverage or reserving rights with respect to a particular claim or such policy in general.  None of the TARGETS has incurred any loss, damage, expense or liability covered by any such insurance policy for which it has not properly asserted a claim under such policy.  None of the TARGETS is covered by insurance in scope and amount customary and reasonable for the business in which it is engaged.

3.22          No Litigation.  There are no  investigations, actions, suits, or claims pending or, to the SELLERS' Knowledge, threatened against any of the TARGETS or the SELLERS involving any of their respective properties or assets, whether at law or in equity, or any Proceeding, which may have a Material Adverse Effect upon any of the TARGETS or the TARGET Shares.

3.23          No Warranties.  Other than home warranty contracts, no product sold or service provided by any of the TARGETS is subject to any guaranty, warranty, or other indemnity that, if enforced, either individually or in the aggregate, would have a Material Adverse Effect on any of the TARGETS.

3.24         Employees; Labor Matters.  Section 3.24 of the SELLERS Disclosure Schedule contains a list of all employees of each of the TARGETS, along with the position and the annual rate of compensation of each such person and the amount and date of each such employee's last raise.  To the Knowledge of the SELLERS, no key employee or group of employees of any of the TARGETS has any plans to terminate employment with such TARGET.  There are no disputes, employee grievances or disciplinary actions pending, or to the Knowledge of the SELLERS, threatened, involving any of the TARGETS and any of their present or former employees.  Each of the TARGETS has complied with all provisions of law relating to employment and employment practices, terms and conditions of employment, wages and hours, the failure to comply with which would have a Material Adverse Effect upon such TARGET, taken as a whole.  None of the TARGETS is engaged in any unfair labor practice and it does not have any liability for any arrears of wages or Taxes or penalties for failure to comply with any such provisions of law.  None of the TARGETS is a party to or bound by any collective bargaining agreement, and it has not experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.  The SELLERS have no Knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of any of the TARGETS.

3.25          Employee Benefits.

(a)                  None of the TARGETS nor any ERISA Affiliate (as defined below) has maintained, or contributed to, any Employee Benefit Plan (as defined below).  For purposes of this Agreement, "Employee Benefit Plan" means any "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.  For purposes of this Agreement, "ERISA Affiliate" means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes any of the TARGETS.

(b)               Section 3.25(b) of the SELLERS Disclosure Schedule discloses each: (i) agreement with any director, executive officer or other key employee of any of the TARGETS  (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving any of the TARGETS of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any Person may receive payments from any of the TARGETS that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person's "parachute payment" under Section 280G of the Code; and (iii) agreement or plan binding any of the TARGETS, including without limitation any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan, or any Employee Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

3.26          Environmental Matters.

(a)                Each of the TARGETS has complied with all applicable Environmental Laws (as defined in Article VIII), except for violations of Environmental Laws that do not and will not, individually or in the aggregate, have a Material Adverse Effect, taken as a whole, on the assets, business, financial condition, results of operations or future prospects of any of the TARGETS.  There is no pending or, to the Knowledge of the SELLERS, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Authority, relating to any Environmental Law involving any of the TARGETS, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that will not, individually or in the aggregate, have a Material Adverse Effect, taken as a whole, on the assets, business, financial condition, results of operations or future prospects of any of the TARGETS.

(b)               There have been no releases of any Materials of Environmental Concern (as defined below) into the environment at any parcel of real property or any facility formerly or currently owned, operated or controlled by any of the TARGETS. With respect to any such releases of Materials of Environmental Concern, each of the TARGETS has given all required notices to Governmental Authorities (copies of which have been provided to HSOA).  None of the TARGETS has Knowledge of any releases of Materials of Environmental Concern at parcels of real property or facilities owned, operated or controlled by persons other than the TARGETS that could reasonably be expected to have an impact on the real property or facilities owned, operated or controlled by any of the TARGETS.  For purposes of this Agreement, "Materials of Environmental Concern" means any chemicals, pollutants or contaminants, hazardous substances (as such term is defined under CERCLA), solid wastes and hazardous wastes (as such terms are defined under the Federal Resources Conservation and Recovery Act), toxic materials, oil or petroleum and petroleum products, or any other material subject to regulation under any Environmental Law.

(c)                Set forth in Section 3.26(c) of the SELLERS Disclosure Schedule is a list of all environmental reports, investigations and audits relating to premises currently or previously owned or operated by any of the TARGETS  (whether conducted by or on behalf of the TARGETS or a third party, and whether done at the initiative of any of the TARGETS or directed by a Governmental Authority or other third party) which were issued or conducted during the past five years and which any of the TARGETS  has possession of or access to.  Complete and accurate copies of each such report, or the results of each such investigation or audit, have been provided to HSOA.

(d)               Set forth in Section 3.26(d) of the SELLERS Disclosure Schedule is a list of all of the solid and hazardous waste transporters and treatment, storage and disposal facilities that have been utilized by any of the TARGETS since November 19, 1980.  None of the TARGETS is aware of any material environmental liability of any such transporter or facility.

3.27          Legal Compliance.  Each of the TARGETS and the conduct and operations of their business are in compliance with each law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Authority, which (a) affects or relates to this Agreement or the transactions contemplated hereby or (b) is applicable to any of the TARGETS or their businesses.

3.28          Permits.  Section 3.28 of the SELLERS Disclosure Schedule sets forth a list of all permits, licenses, registrations, certificates, orders or approvals from any Governmental Authority (including without limitation those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) ("Permits") issued to or held by any of the TARGETS.  Such listed Permits are the only Permits that are required for any of the TARGETS to conduct their businesses as presently conducted or as proposed to be conducted, except for those the absence of which would not, individually or in the aggregate, have a Material Adverse Effect, taken as a whole, on any of the TARGETS.  Each such Permit is in full force and effect and, to the Knowledge of the SELLERS, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration.  Each such Permit will continue in full force and effect on and following the Closing Date.

3.29          Certain Business Relationships With Affiliates.  Except for those transactions described in Section 3.29 of the SELLERS Disclosure Schedule, no Affiliate of SELLERS or any of the TARGETS (a) owns any property or right, tangible or intangible, which is used in the business of the TARGETS, (b) has any claim or cause of action against any of the TARGETS, or (c) owes any money to, or is owed money by, any of the TARGETS.

3.30          [NOT USED]

3.31          Books and Records.  The minute books and other similar records of each of the TARGETS contains true and complete records of all actions taken at any meetings of the TARGETS' shareholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting.  SELLERS have furnished or made available to HSOA or its representatives for their examination true and complete copies of each of the TARGETS' minute books and its stock transfer books.

3.32          Customers and Suppliers.  No unfilled customer order or commitment obligating any of the TARGETS to deliver products or perform services will result in a loss to any of the TARGETS upon completion of performance.  No purchase order or commitment of any of the TARGETS is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.  No Material supplier of any of the TARGETS has indicated within the past year that it will stop, or materially decrease the rate of, supplying materials, products or services to any of the TARGETS and no Material customer of any of the TARGETS has indicated within the past year that it will stop, or materially decrease the rate of, buying, leasing or licensing materials, products or services from it. Section 3.32 of the SELLERS Disclosure Schedule sets forth a list of (a) each customer that accounted for more than 5% of the revenues of any of the TARGETS during the last full fiscal year or the interim period through the Most Recent Balance Sheets and the approximate amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product or component to any of the TARGETS.

3.33          [NOT USED]

3.34          Government Contracts.  None of the TARGETS has ever been, nor as a result of the consummation of the transactions contemplated by this Agreement is it reasonable to expect that any of them will be, suspended or debarred from bidding on contracts or subcontracts for any agency of the United States government, nor has such suspension or debarment been threatened or action for such suspension or debarment been commenced. None of the TARGETS has ever been nor is it now being audited or investigated by the United States Government Accounting Office, the United States Department of Justice, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency or the inspector general of any agency of the United States government, nor has such audit or investigation been threatened. There is no valid basis for any of the TARGETS' suspension or debarment from bidding on contracts or subcontracts for any agency of the United States government and there is no valid basis for a claim pursuant to an audit or investigation by the United States Government Accounting Office, the United States Department of Justice, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency or the inspector general of any agency of the United States government, or any prime contractor.

3.35          Absence of Questionable Payments.  None of the TARGETS nor any owner, officer, agent, employee or other Person acting on behalf of any of the TARGETS has (a) used any of the TARGETS' funds for improper or unlawful contributions, payments, gifts or entertainment, or made any improper or unlawful expenditures relating to political activity to government officials or others; (b) accepted or received any improper or unlawful contributions, payments, gifts or expenditures; (c) directly or indirectly given or agreed to give any gift or similar benefit to any customer, contractor, government, employee, or other Person who was or is in a possible position to help or hinder the TARGETS, which gift or benefit (i) might subject any of the TARGETS to any damages or penalties in any civil or criminal proceeding, (ii) might have had a Material Adverse Effect, or (iii) might have a Material Adverse Effect if not continued.

3.36          Bank Accounts.  Section 3.36 of the SELLERS Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which any of the TARGETS maintains safe deposit boxes or accounts of any nature and the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

3.37         Health of Mazurkiewitz.  To the SELLERS' Knowledge, Mazurkiewitz is free from any terminal or disabling disease, affliction, or condition, or any disease, affliction, or condition that with the passage of time will become a terminal or disabling disease, affliction, or condition.  Mazurkiewitz has no materially adverse medical history, nor, does he have in his past, any facts, circumstances, or symptoms that would reasonably indicate, to his Knowledge, that he may have a terminal or disabling disease, affliction, or condition.

3.38          Full Disclosure.  No representation or warranty by the SELLERS contained in this Agreement, and no statement contained in the SELLERS Disclosure Schedule or any other document, certificate or other instrument delivered to or to be delivered by or on behalf of the SELLERS pursuant to this Agreement, and no other statement made by the SELLERS or any of their representatives in connection with this Agreement, contains or will contain any known untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.  The SELLERS have disclosed to HSOA all material information relating to the business of each of the TARGETS or the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND HSOA

Except as set forth in the HSOA Disclosure Schedule attached hereto (which schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV, the "HSOA Disclosure Schedule"), HSOA and the BUYER hereby jointly and severally represent and warrant to the SELLERS, as of the Effective Date and the Closing Date (which representations and warranties shall survive the Closing to the extent provided in Section 7.3 hereof), as follows:

4.1              Organization.  HSOA and BUYER are corporations duly organized, validly existing and in good standing under the laws of the States of Delaware and California, respectively.  HSOA and BUYER are duly qualified to conduct their businesses and are in corporate and tax good standing under the laws of each jurisdiction in which the nature of their businesses or the ownership or leasing of their properties requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on HSOA or its subsidiaries (including BUYER), taken as a whole.  HSOA and BUYER have all requisite corporate power and authority to carry on the businesses in which they are engaged and to own and use the properties owned and used by them.  Neither BUYER nor HSOA is in default under or in violation of any provision of its Certificate of Incorporation or Bylaws.

4.2              Capitalization.  The authorized capital stock of HSOA consists of 50,000,000 shares of common stock, $.001 par value per share ("HSOA Common Stock"), of which approximately 16,465,070 shares are issued and outstanding on the Effective Date (excluding the HSOA Shares), and 1,000,000 shares of preferred stock, $.001 par value per share, of which 80 shares have been designated as Series A Convertible Preferred Stock, 70 shares of which are issued and outstanding on the Effective Date.  All of the issued and outstanding shares of HSOA Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.  All of the HSOA Shares will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid, nonassessable and free and clear of all liens, claims, pledges, options, adverse claims or charges of any nature whatsoever, other than the provisions of the Escrow Agreement with regard to the Escrow Shares.  As of the date hereof, HSOA has outstanding under its stock option plans option grants to purchase approximately 1,929,970 shares of HSOA Common Stock, excluding any options contemplated by this Agreement.  HSOA also has outstanding warrants to purchase approximately 6,102,409 shares of HSOA Common Stock, and convertible notes which, if fully converted, would result in the issuance of 797,872 additional shares of HSOA Common Stock.

4.3              Authorization of Transaction.  HSOA and BUYER have all requisite power and authority to execute and deliver this Agreement and to perform their obligations hereunder.  The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby by HSOA and BUYER have been duly and validly authorized by all necessary corporate action on the part of HSOA and BUYER.  This Agreement has been duly and validly executed and delivered by HSOA and BUYER and constitutes a valid and binding obligation of HSOA and BUYER, enforceable against them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditor's rights generally, or by general equitable principles, and to the extent any indemnification or contribution provisions thereof may be limited by applicable federal or state securities laws.

4.4              Noncontravention.  Neither the execution and delivery of this Agreement nor the consummation by HSOA or BUYER of the transactions contemplated hereby will (a) conflict with or violate any provision of the certificate of incorporation or Bylaws of HSOA or BUYER, (b) require on the part of HSOA or BUYER any filing with, or permit, authorization, consent or approval of, any Governmental Authority, other than any filing, permit, authorization, consent or approval which if not obtained or made would not have a Material Adverse Effect on the assets, business, financial condition, results of operations or future prospects of HSOA or BUYER or on the ability of the Parties to consummate the transactions contemplated by this Agreement, other than the approval of the California Department of Insurance, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Material contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Security Interest or other arrangement to which HSOA or BUYER is a party or by which either is bound or to which any of their assets are subject, other than any conflict, breach, default, acceleration, termination, modification or cancellation which individually or in the aggregate would not have a Material Adverse Effect on the assets, business, financial condition, results of operations or future prospects of HSOA or BUYER or on the ability of the Parties to consummate the transactions contemplated by this Agreement, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to HSOA or any of their properties or assets.

4.5              Reports and Financial Statements.  The SELLERS have had access to, via the EDGAR system of the U.S. Securities and Exchange Commission (the "SEC"), each report, schedule and proxy statement filed by HSOA with the SEC since HSOA was incorporated, including dating back to January 1, 2002 (collectively, the "HSOA Reports").  As of their respective dates, the HSOA Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  To the Knowledge of senior management of HSOA, no Material adverse development has occurred with respect to HSOA's business since its most recently filed Form 10-KSB or Form 10-QSB, except as disclosed in any HSOA Report (including, without limitation, any Form 8-K) filed or amended after the date of such Form 10-KSB or Form 10-QSB and except for any changes in the economy in general (or in the overall industry in which HSOA operates) or in any stock market or trading system (including, without limitation, any change in the value of any trading indices with respect thereto).

4.6              Due Diligence.  BUYER and HSOA and their employees and/or agents have been afforded full and free access to the TARGETS' properties, contracts, minute books, books and records (including, without limitation, any and all financial information), and all other documents and data in the possession of SELLERS. BUYER and HSOA believe that the consideration being paid for TARGETS is the fair market value of the TARGETS and that  BUYER and HSOA are receiving reasonably equivalent consideration in exchange for consideration provided in Section 1.2.

ARTICLE V

COVENANTS

            5.1       Covenants of SELLERS.  SELLERS hereby agree to the following covenants:

                        (a)        Access and Investigation.  Between the Effective Date and the earlier to occur of (i) the Closing, and (ii) 70 days following the Effective Date (the "Effective Period"), SELLERS shall (A) afford BUYER and its employees and/or agents full and free access to the TARGETS' properties, contracts, minute books, books and records (including, without limitation, any and all financial information), and all other documents and data in the possession of SELLERS; (B) furnish BUYER with copies of all such contracts, minute books, books and records, and other documents and data in the form reasonably requested by BUYER; (C) furnish BUYER with such additional financial, operating, and other relevant data and information as BUYER may request in the form reasonably requested by BUYER; and (D) otherwise cooperate and assist BUYER in the investigation of the TARGETS.

                        (b)        Operation of Business.  During the Effective Period, SELLERS shall (i) conduct the TARGETS' businesses only in the Ordinary Course of Business; (ii) except as otherwise directed by BUYER, and without making any commitment on BUYER's behalf, use their best efforts to maintain their relations and goodwill with customers, suppliers, creditors, employees, agents, and others having business relationships with the TARGETS; (iii) confer with BUYER prior to implementing operational decisions relating to the TARGETS; (iv) maintain the equipment owned by the TARGETS in good repair and condition and usable in the normal conduct of the TARGETS' businesses; (v) keep in full force and effect, without amendment, all rights required for the conduct of the TARGETS' businesses; (vi) comply with all legal requirements and contractual obligations applicable to the operations of the TARGETS' businesses; (vii) continue to maintain in full force and effect all insurance policies in effect as of the Effective Date; (viii) cooperate with BUYER and assist BUYER in identifying any governmental authorization required for BUYER to own the TARGET Shares and operate the TARGETS from and after the Closing Date and either transferring existing governmental authorizations of SELLERS to BUYER, where permissible, or obtaining new governmental authorizations for BUYER; (ix) upon request from time to time, execute and deliver all documents, make all truthful oaths, testify in any Proceedings, and do all other acts that may be reasonably necessary or desirable in the opinion of BUYER to consummate the transactions contemplated by this Agreement, all without further consideration; and (x) maintain in accordance with the TARGETS' customary business practices all books and records of the TARGETS.

                        (c)        Negative Covenants.  During the Effective Period, SELLERS shall not, without the prior written consent of BUYER, (i) take any affirmative action, or fail to take any reasonable action within its control, outside of the Ordinary Course of Business relating to the TARGETS or that could reasonably be expected to have a Material Adverse Effect upon any of the TARGETS; or (ii) enter into any compromise or settlement of any litigation, Proceeding or governmental investigation relating to the TARGETS.

                        (d)        Notification.  During the Effective Period, SELLERS shall promptly notify BUYER or HSOA in writing if he becomes aware of (i) any fact or condition that causes or constitutes a breach of any of the SELLERS' representations and warranties made as of the Effective Date, (ii) the occurrence after the Effective Date of any fact or condition that would or be reasonably likely to cause or constitute a breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or SELLERS' discovery of, such fact or condition, or (iii) the occurrence of any event that may make the satisfaction of any condition in Section 2.1 impossible or unlikely.

                        (e)        No Negotiation.  During the Effective Period, SELLERS shall not directly or indirectly solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to or consider the merits of any inquiries or proposals from any Person (other than BUYER and HSOA) relating to any business combination transaction involving the TARGETS.  SELLERS shall notify BUYER or HSOA of any such inquiry or proposal within 24 hours of receipt or awareness of the same by SELLERS.

                        (f)         Reasonable Efforts.  SELLERS shall use reasonable commercial efforts to cause the conditions precedent in Section 2.1 to be satisfied.

(g)        Non-Competition.

(i)         In order to ensure that HSOA will realize the benefits of the transactions contemplated hereby, Mazurkiewitz hereby covenants and agrees that he will not, during the Restricted Period (defined in Article VIII):

(A)       directly or indirectly, in any capacity whatsoever, individually or on behalf of any other person or entity, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend his name or any similar name to, lend his credit to or render services or advice to, any business engaged or about to become engaged in the Business (defined below) of any of the TARGETS, or any of their Affiliates, in the Market Area (defined below); provided, however, that nothing contained herein shall be construed to prevent SELLERS from investing in the stock of any competing corporation listed on a national securities exchange or traded in the over-the-counter market, but only if SELLERS and their associates (as such term defined in regulation 14(A) promulgated under the Securities Exchange Act of 1934, as in effect in the date hereof), collectively, do not own more than an aggregate of five (5%) percent of the stock of such corporation.  For purposes of this Article, the "Business" of the TARGETS and their Affiliates is limited to marketing and providing the following home residential services: home warranty policies, mortgages, carpet cleaning, air contaminate removal (mold and asbestos remediation), fabric protection, fire and water restoration, and kitchen cabinet and countertop manufacturing and installation.   For purposes of this Article, the "Market Area" is the states of California, Texas and Florida.   SELLERS hereby further agree that during the first three years of the Executive Employment Agreement, SELLERS shall provide HSOA with written notice of any new business or venture proposed to be conducted by the SELLER within the Market Area and do hereby grant HSOA a right of first refusal to negotiate in good faith on such new business or venture.

(B)       directly or through an Affiliate, solicit any Person that is a Current Customer (as defined in Article VIII) of HSOA or its Affiliates (including the TARGETS) for purposes of selling products or services to such Person that are in competition with the Business.

(C)       employ, either directly or through an Affiliate, any employee of HSOA or its Affiliates (including the TARGETS), or any individual who was an employee of HSOA or its Affiliates during the 18 months immediately preceding the Restricted Period, and agrees not to solicit, or contact in any manner that could reasonably be construed as a solicitation, either directly or through an Affiliate, any employee of HSOA or its Affiliates for the purpose of encouraging such employee to leave or terminate his or her employment with HSOA or its Affiliates.  This provision shall not apply to members of Sellers' family including siblings, in-laws, lineal descendants or ancestors (including by adoption) and spouses of any such individuals.

(D)       solicit, either directly or through an Affiliate, a vendor or supplier of HSOA or its Affiliates for purposes of encouraging such vendor or supplier to cease or diminish providing products or services to HSOA or its Affiliates, or to change adversely the terms under which such vendor or supplier provides such products or services to HSOA or its Affiliates.

(E)       interfere with HSOA's relationship with any Person who at the relevant time is an employee, contractor, supplier, or customer of HSOA or its Affiliates.

 (iv)      Reformation.  If any covenant in this Section 5.1(g) is held to be unreasonable, arbitrary, or against public policy, such covenant will be considered to be divisible with respect to scope, time, and geographic area, and such lesser scope, time, or geographic area, or all of them, as an arbitrator or a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding, and enforceable against Mazurkiewitz.

5.2       Covenants of BUYER and HSOA.  BUYER and/or HSOA hereby agree to the following covenants:

                        (a)        Notification.  During the Effective Period, BUYER or HSOA shall promptly notify SELLERS in writing if either of them becomes aware of (i) any fact or condition that causes or constitutes a breach of any of BUYER's or HSOA's representations and warranties made as of the Effective Date, (ii) the occurrence after the Effective Date of any fact or condition that would or be reasonably likely to cause or constitute a breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or BUYER's or HSOA's discovery of, such fact or condition, or (iii) the occurrence of any event that may make the satisfaction of any condition in Section 2.1(i) or Section 2.2 impossible or unlikely.

(b)               Reasonable Efforts.  BUYER and HSOA shall use reasonable commercial efforts to cause the conditions precedent in Section 2.1(i) and Section 2.2 to be satisfied.

(c)                Stock Option Pool.  HSOA agrees to establish a stock option pool of 50,000 shares of HSOA Common Stock for TARGETS' employees and sales consultants as of the Closing Date, to be available for grant to such employees, based upon the recommendations of SELLERS but at the sole discretion of HSOA's Board of Directors, such options to include an exercise price of $2.00 per share, unless such exercise price would fail to qualify for incentive stock option treatment, in which case the Board shall grant such options at an exercise price that would qualify for incentive stock option treatment.

(d)               Service Agreements.  Mazurkiewitz shall use reasonable commercial efforts to assist HSOA and BUYER in executing service agreements with TARGETS' sales consultants.

ARTICLE VI

TERMINATION

6.1              Termination Events.  By written notice given prior to or at the Closing, this Agreement may be terminated (a) by BUYER or HSOA if a breach of any provision of this Agreement has been committed by SELLERS and such breach has not been waived in writing by BUYER or HSOA; (b) by SELLERS if a breach of any provision of this Agreement has been committed by BUYER and/or HSOA and such breach has not been waived by SELLERS; (c) by BUYER or HSOA if any condition in Section 2.1 has not been satisfied as of the date specified for Closing or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of BUYER and/or HSOA to comply with their obligations under this Agreement) and BUYER or HSOA has not waived such condition in writing on or before such date; (d) by SELLERS if any condition in Section 2.2 has not been satisfied as of the date specified for Closing or if satisfaction of such a condition by such date is or becomes impossible (other than through the failure of SELLERS to comply with their obligations under this Agreement) and SELLERS have not waived such condition in writing on or before such date; (e) by mutual consent of BUYER and SELLERS; or (f) by any party hereto if Closing has not occurred on or before the 70th day following the Effective Date.

6.2              Effect of Termination.  Each Party's right of termination under Section 6.1 is in addition to any other rights it or he may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 6.1, all obligations of the parties under this Agreement will terminate; provided, however, that, if this Agreement is terminated because of a breach of this Agreement by the non-terminating party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the non-terminating party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE VII

INDEMNIFICATION

7.1       Indemnification.

(a)                SELLERS (other than Watch Tower, which shall have no indemnification obligations under this Article VII) hereby agree to jointly and severally indemnify HSOA and BUYER, their successors and assigns, and the officers, directors, Affiliates, employees, controlling persons and agents of HSOA and BUYER, and hold each of them harmless against and in respect of any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including without limitation amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation) (collectively, "Damages") incurred or suffered by any of them by reason of (i) a breach of any of the representations or warranties made by SELLERS in this Agreement, (ii) the failure of SELLERS to have good, valid and marketable title to the TARGET Shares, free and clear of all liens, claims, pledges, options, adverse claims or charges of any nature whatsoever, or (iii) any claim by a shareholder, former shareholder, or alleged shareholder of any of the TARGETS, or any other person (other than SELLERS and their Affiliates), firm, corporation or entity, seeking to assert, or based upon: (A) ownership or rights to ownership of any equity interest in either TARGET; (B) any rights of a shareholder, including any option, preemptive rights or rights to notice or to vote; or (C) any claim that his, her or its equity interest was wrongfully repurchased by either TARGET or SELLERS.

(b)               HSOA agrees to indemnify and to hold harmless SELLERS and their assigns, heirs, legatees, and agents against and in respect of any and all Damages incurred or suffered by them by reason of a breach of any of the representations or warranties made by HSOA in this Agreement.

7.2              Method of Asserting Claims.

(a)                If any person entitled to indemnification pursuant to Section 7.1 hereof (an "Indemnitee") is threatened in writing with any claim, or any claim is presented in writing to, or any action or proceeding is formally commenced against, any of the Indemnitees which may give rise to the right of indemnification hereunder, the Indemnitee will promptly give written notice thereof to each indemnifying party; provided, however, that any delay by an Indemnitee in so notifying the indemnifying party shall not relieve the indemnifying party of any liability to any of the Indemnitees hereunder except to the extent that the indemnifying party shall have been actually prejudiced as a result of such failure.

(b)               The indemnifying party or parties, by delivery of written notice to an Indemnitee within 30 days of notice of claim to indemnity from an Indemnitee, may elect to assume the defense of such claim, action or proceeding at the expense of the indemnifying party; provided, however, that (i) unless such written notice shall be accompanied by a written agreement of each indemnifying party acknowledging the liability of the indemnifying parties to the Indemnitees as a result of this Agreement for any indemnified damage which any Indemnitee might incur or suffer as a result of such claim, action or proceeding or the contesting thereof, each indemnifying party shall be jointly and severally liable for the attorneys' fees and expenses of the Indemnitee, if any, incurred in connection with defending such claim; (ii) counsel undertaking such defense shall be reasonably acceptable to the Indemnitee; (iii) the indemnifying parties shall mutually elect to contest such claim, action or proceeding and shall conduct and settle such contest in a joint manner, and if the indemnifying parties shall fail at any time to agree, the Indemnitee shall have no obligation to contest such claim, action or proceeding; and (iv) if the Indemnitee requests in writing that such claim, action or proceeding not to be contested, then it shall not be contested but shall not be covered by the indemnities provided herein. The indemnifying parties may settle an indemnifiable matter after delivering a written description of the proposed settlement to and receiving consent from the Indemnitee. In the event the Indemnitee unreasonably declines to consent to such settlement, then the Indemnitee shall have no right to indemnification beyond the amount of the proposed settlement. In the event the indemnifying parties jointly elect to contest an indemnifiable matter, HSOA and the SELLERS shall permit the other party reasonable access to their respective books and records and shall otherwise cooperate in connection with such claim. If the indemnifying parties do not jointly elect to contest an indemnifiable matter, they shall cooperate with the Indemnitee to the extent any of them has knowledge of facts or circumstances relating to such matter, and the Indemnitee shall have the exclusive right to prosecute, defend, compromise, settle or pay any claim, but the Indemnitee shall not be obligated to do so; provided, however, that, should the Indemnitee elect not to exercise its right exclusively to prosecute, defend, compromise, settle or pay such claim, any indemnifying party may elect to do so at its sole expense.

(c)                If an Indemnitee is entitled to indemnification pursuant to Section 7.1(a)(i) and an action or proceeding has not been commenced, the Indemnitee must first give written notice to the indemnifying party and the indemnifying party shall have thirty (30) days from the date of the written notice in which to cure the breach.  If the indemnifying party disputes either the existence of the breach or that the Indemnitee is entitled to indemnification, then the Parties shall submit to binding arbitration in the County of Riverside, California before a retired judge of any California State Superior Court or a retired judge of any California Federal Court.  The rules of Evidence found in the California Evidence Code shall be applied in the arbitration.  All of the rights to discovery found in California Code of Civil Procedure Section 1282.6, 1283 and 1283.05 shall be permitted and shall govern in any arbitration between the parties.  The Riverside County Superior Court shall have jurisdiction to confirm, enter and enforce any arbitration award rendered by the arbitrator in conformity with this Agreement.

(i)                  Selection of Arbitrator.  The parties shall select a retired judge of any California State Superior Court or a retired judge of any California Federal Court to serve as the sole arbitrator.  If the parties cannot agree on the selection of an arbitrator, then either party may petition the Riverside County Superior Court to appoint a retired judge of any California State Superior Court or a retired judge of any California Federal Court to serve as arbitrator, in the manner provided for in the California Code of Civil Procedure §1281.6.

(ii)                Power of the Arbitrator.  The arbitrator shall have the exclusive power and right to decide all of the issues/disputes between the Parties.

(iii)               Cost of Arbitration.  The costs of arbitration shall be borne equally by the Parties, with each party responsible for its own attorneys' fees and costs.

7.3              Minimum Amount Subject to Indemnification.  Notwithstanding anything to the contrary contained in this Agreement, SELLERS shall be obligated to pay any indemnification amount:  (i) from and against any damages which are incurred by the HSOA or BUYER arising from or related to a breach of any representation or warranty made by SELLERS until HSOA or BUYER has suffered damages by reason of all such breaches (or alleged breaches) in excess of $100,000 in the aggregate (the "Basket Amount"), in which event HSOA or BUYER shall be entitled to seek indemnification hereunder for all amounts in excess of the Basket Amount; provided further, the indemnification provided in this Section shall only apply to the extent that, and not until, any particular indemnity claim of HSOA or BUYER or series of related indemnity claims of HSOA or BUYER equals or exceeds $5,000; or (ii) in excess of the amount of damages incurred by HSOA or BUYER on account of the matter for which indemnification is required hereunder less (I) the net amount of any tax benefits actually realized or to be verifiably realized in the future by HSOA or BUYER on account of such damages (including the net amount of any deduction, amortization, credit, exclusive from income or other tax benefit), and (II) the amount of any insurance proceeds recoverable by HSOA and BUYER on account of such damages.

7.4              Maximum Indemnification.  Notwithstanding any provision in this Article VII to the contrary, SELLERS indemnification obligation shall be limited to the aggregate of (i) the amount of cash received by SELLERS from HSOA or Buyer hereunder, including payments made under the Note, and (ii) the amount of any remaining principal balance of the Note at such time.

7.5              Adjustment of the Note.  If  HSOA or BUYER is the INDEMNITEE, upon a final determination that HSOA or BUYER is entitled to indemnification, SELLERS may, at their sole and exclusive option, chose to reduce the Note by the amount of Indemnification.

7.6              Survival.  The representations and warranties of the Parties set forth in this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and continue until  18 months after the Closing Date and shall not be affected by any examination made for or on behalf of any Party or the Knowledge of any of their respective officers, directors, shareholders, employees or agents.  Notwithstanding the foregoing, the representations and warranties contained in Section 3.26 relating to environmental matters shall survive the Closing and the consummation of the transactions contemplated thereby indefinitely; and the representations and warranties contained in Section 3.12 relating to tax matters shall survive the Closing and the consummation of the transactions contemplated thereby and continue until the expiration of the applicable statute of limitations relating to such tax representations.

ARTICLE VIII

DEFINITIONS

            The following terms as used in this Agreement shall have the meanings set forth below:

            "Affiliate" shall mean, as to any Person, any Person controlled by, controlling, or under common control with such Person, and, in the case of a Person who is an individual, a member of the family of such individual consisting of a spouse, sibling, in-law, lineal descendant, or ancestor (including by adoption), and the spouses of any such individuals.  For purposes of this definition, "control" (including the terms "controlling", "controlled by" and "under common control with") of a Person means the possession, directly or indirectly, alone or in concert with others, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of securities, by contract or otherwise, and no Person shall be deemed in control of another solely by virtue of being a director, officer or holder of voting securities of any entity.  A Person shall be presumed to control any partnership of which such Person is a general partner.

            "Code" shall mean the Internal Revenue Code of 1986, as amended.  All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

            "Current Customer" shall mean any Person who is currently utilizing any product or service sold or provided by HSOA or any of its Affiliates; any Person who utilized any such product or service within the previous 12 months; and any Person with whom HSOA or any of its Affiliates is currently conducting negotiations concerning the utilization of such products or services.

            "Environmental Laws" shall mean laws, including, without limitation, federal, state, or local laws, ordinances, rules, regulations, interpretations, and orders of courts or administrative agencies or authorities relating to pollution, environmental protection, health and safety, or similar laws (including, without limitation, ambient air, surface water, ground water, land surface, and subsurface strata), including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), the Federal Clean Water Act ("CWA"), the Safe Drinking Water Act ("SDWA"), the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), the Clean Air Act ("CAA"), the Emergency Planning and Community Right to Know Act ("EPCRA"), the Occupational Safety and Health Act ("OSHA"), and other laws relating to pollution or protection of the environment, or to the manufacturing, processing, distribution, use, treatment, handling, storage, disposal, or transportation of Polluting Substances (defined below).

            "Governmental Authority" means any nation or government, any state, regional, local, or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

            "Knowledge" - An individual shall be deemed to have "knowledge" of a particular fact or other matter if (i) such individual is actually aware of such fact or other matter, or (ii) a prudent person serving in the same capacity as such individual would be expected to discover or otherwise become aware of such fact or other matter in the course of performing the official duties of such individual.  A corporation shall be deemed to have "knowledge" of a particular fact or other matter if any individual serving as a director or officer (or in any similar capacity) of the corporation has Knowledge (as set forth above) of such fact or other matter.

"Market Area" means the States of California, Florida and Texas.

            "Material" when capitalized and used in reference to the business, products or financial situation of the party to which the reference relates shall be construed, except as specifically provided, to qualify the matter referred to herein to matters with an effect on the financial condition of that party in excess of $15,000.  When the word "material" is not capitalized it shall mean material with respect to the matter referenced.  For example, a reference to a material breach of a particular agreement would mean a breach that is material with respect to the particular contract (and not necessarily with respect to the overall business of the party).

            "Material Adverse Effect" means any development, change, or effect that is adverse to the business, properties, tangible or intangible assets, net worth, condition (financial or other), results of operations, or business prospects of the party to which the reference relates that is Material.

            "Ordinary Course of Business" shall mean the ordinary course of business consistent with past custom and practice of the TARGETS.

            "Person" shall have the meaning given in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, as modified and used in Sections 13(d)(3) and 14(d)(2) of such act.

            "Polluting Substances" shall be construed broadly to include (a) asbestos, (b) petroleum products or wastes, (c) biomedical or biological wastes, and (d) all pollutants, contaminants, chemicals, or industrial, toxic, or hazardous substances or wastes and shall include, without limitation, any flammable explosives, radioactive materials, oil, hazardous materials, hazardous or solid wastes, hazardous or toxic substances or regulated materials defined in CERCLA, CWA, SDWA, RCRA, EPCRA, and CAA and/or any other Environmental Laws, as amended, and in the regulations adopted and publications promulgated thereto; provided, to the extent that the laws of the State of Massachusetts establish a meaning for "hazardous substance," "hazardous waste," "hazardous materials," "solid waste," or "toxic substance," which is broader than that specified in any of  CERCLA, CWA, SDWA, RCRA, EPCRA, and CAA or other Environmental Laws such broader meaning shall apply.

"Proceeding" shall mean any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, judicial, or investigative, whether formal or informal, whether public or private) commenced, brought, conducted, or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

"Restricted Period" means the period commencing on the Closing Date and ending on the five-year anniversary of the last day that Mazurkiewitz is employed by HSOA or its Affiliate.

            "Security Interest" means any mortgage, pledge, security interest, encumbrance, charge, or other lien (whether arising by contract or by operation of law), other than (i) mechanic's, materialmen's, and similar liens, (ii) liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar legislation, and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business consistent with past custom and practice and in amount (including with respect to frequency and amount) ("Ordinary Course of Business") that would not have a Material Adverse Effect, taken as a whole.

ARTICLE IX

MISCELLANEOUS

9.1              Press Releases and Announcements.  No Party shall issue any press release or public disclosure relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that any Party may make any public disclosure it believes in good faith is required by law or regulation (in which case the disclosing Party shall advise the other Parties and provide them with a copy of the proposed disclosure prior to making the disclosure).  If the subject matter of the public disclosure includes any personal information of the SELLERS, SELLERS shall have the opportunity to seek a determination, including an injunction, that the proposed public disclosure is not required by any law or regulation.

9.2              No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

9.3              Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, with respect to the subject matter hereof, including the letter of intent dated March 30, 2004, and any nondisclosure agreement entered into prior to the date hereof.

9.4              Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

9.5              Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  Facsimile signatures delivered shall be deemed to constitute originals.

9.6              Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7              Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly delivered two business days after it is sent by registered or certified mail, return receipt requested, postage prepaid; one business day after it is sent via a reputable nationwide overnight courier service; or upon receipt if delivered personally, in each case to the intended recipient as set forth below:

If to SELLERS:	Copy to:
John and Melinda Mazurkiewitz 30025 Calle Halcon Temecula, CA 92592	Matthew Clark Bures, Esq. 707 Wilshire Blvd. 27th Floor Los Angeles, CA 90017
If to HSOA:	Copy to:
Rick J. O'Brien, CFO Home Solutions of America, Inc. 5565 Red Bird Center Drive Suite 150 Dallas, Texas 75267	J. Paul Caver, Esq. 2724 Routh Street Dallas, Texas 75201

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means, but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.8              Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of California.

9.9              Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties.  No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.10          Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

9.11          Expenses.  Each of the Parties shall bear its own costs and expenses (including legal fees and expenses and any brokerage arrangements entered into by such Party) incurred in connection with this Agreement and the transactions contemplated hereby, and none of the TARGETS shall have any liability for legal fees pertaining to this Agreement on the Closing Date.

9.12          Specific Performance.  Each of the Parties acknowledges and agrees that one or more of the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions of Section 8.13), in addition to any other remedy to which it may be entitled, at law or in equity.

9.13          Submission to Jurisdiction.  Each of the Parties (a) submits to the jurisdiction of any state or federal court sitting in Riverside County, California in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of the action or proceeding may be heard and determined in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.  Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto.  Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.7.  Nothing in this Section 9.13, however, shall affect the right of any Party to serve legal process in any other manner permitted by law.

9.14          Construction.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

9.15          Incorporation of Schedules.  The Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

HOME SOLUTIONS OF AMERICA, INC.

By:________________________________
            Rick J. O'Brien
            Chief Financial Officer

RAM HOME WARRANTY HOLDING CORP.

By:________________________________
            Rick J. O'Brien
            Chief Executive Officer

SELLERS:

___________________________________
John Mazurkiewitz

___________________________________
Melinda Mazurkiewitz

WATCH TOWER BIBLE & TRACT SOCIETY OF
PENNSYLVANIA, INC.

 By:________________________________
            James M. McCabe
            Attorney-In-Fact

EXHIBIT A

FORM OF PROMISSORY NOTE

EXHIBIT B

LETTER OF CREDIT TERMS

1.  The letter of credit shall be issued by a Bank with a Weiss Ratings, Inc. rating of A or better.

2.  The letter of credit shall not contain any conditions nor qualifications other than a written notice to SELLERS and HSOA  of default and a 15 day cure period.

3.  The letter of credit shall require payment of all amounts due to SELLERS under the Note (acceleration of the note upon default) plus accrued interest.

4.  The final form of the letter of credit will be subject to the SELLERS' written approval prior to the Closing, which approval shall not be unreasonably withheld.

EXHIBIT C

CLOSING CERTIFICATE OF SELLERS

 EXHIBIT D

CLOSING CERTIFICATE OF BUYER AND HSOA

EXHIBIT  E

FORM OF EXECUTIVE EMPLOYMENT AGREEMENT